Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-239178

San Diego Gas & Electric Company

Final Term Sheet

August 9, 2021

2.950% Green First Mortgage Bonds, Series WWW, due 2051

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated August 9, 2021 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 26, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	A1 (stable) by Moody’s Investors Service, Inc.
A (stable) by S&P Global Ratings
A (stable) by Fitch Ratings

Trade Date:	August 9, 2021

Settlement Date:	August 13, 2021 (T+4)

Securities Offered:	2.950% Green First Mortgage Bonds, Series WWW, due 2051 (the “Bonds”)

Aggregate Principal Amount Offered:	$750,000,000

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022

Coupon:	2.950% per annum, accruing from August 13, 2021

Maturity:	August 15, 2051

Yield to Maturity:	2.982%

Spread to Benchmark Treasury:	+100 basis points

Benchmark Treasury:	1.875% due February 15, 2051

Benchmark Treasury Yield:	1.982%

Optional Redemption Provision:	At the Company’s option, prior to February 15, 2051 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. At the Company’s option, on and after the Par Call Date, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Mandatory Redemption Provision:	The Bonds are also subject to mandatory redemption at 100% of the principal amount under the circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds—Redemption—Mandatory Redemption Following Sale, Eminent Domain, Etc.” See the Preliminary Prospectus Supplement for further terms and provisions applicable to mandatory redemption.

Price to Public:	99.368%, plus accrued interest, if any

CUSIP:	797440 CA0

ISIN:	US797440CA05

Total Net Proceeds:	Approximately $738.7 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	Mizuho Securities USA LLC
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Siebert Williams Shank & Co., LLC

Co-Managers:	Apto Partners, LLC
Guzman & Company

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.